SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 15 November 2007
NATIONAL GRID plc
(Registrant’s Name)
1-3 Strand
London
WC2N 5EH
(Registrant’s Address)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc
By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 15 November 2007

ANNEX 1 — SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a — 16 or 15d — 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 15 November 2007
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

Announcement:
‘National Grid plc — Half Year Report and Half Year Financial Information for the six months ended 30 September 2007’

15 November 2007
National Grid plc
Half year report for the six months ended 30 September 2007 (unaudited)
HIGHLIGHTS
•	Very strong first half performance
•	Operating profit, excluding US stranded cost recoveries, up 19%

•	Earnings per share, excluding US stranded cost recoveries, up 23%

•	Interim dividend 11.7p, dividend policy update early 2008

•	Outlook for the full year remains in line with our expectations
•	Delivering on strategy
•	Acquisition of KeySpan and disposals of Wireless and Basslink completed

•	£1,042m returned to shareholders via buy-back programme to date

•	Capital investment up 39% on prior period, strong investment pipeline for organic growth
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

(£m, at actual exchange rate)	Six months ended 30 September
	2007	2006	% change

Business performance[1] (excluding US stranded cost recoveries)
Operating profit	1,039	876	19
Pre-tax profit	757	625	21
Earnings	528	437	21
Earnings per share	19.8	16.1	23
Earnings per share (including US stranded cost recoveries)	24.1	20.5	18

Statutory results Operating profit	1,187	1,110	7
Pre-tax profit	917	781	17
Earnings	783	561	40
Earnings per share	29.4	20.6	43

Dividend per share	11.7	10.9	7

Steve Holliday, Chief Executive, said:
“National Grid continues to make significant progress. We are delivering on all fronts of our strategy and have produced an excellent financial performance in this period. We have in place a strong management team that is developing a unique global operating model.
“Our growth prospects are positive, given the diversity of our regulatory settlements and our plans for investment in our current business. I believe we have a great platform to deliver further improvements in customer service, reliability, safety and environmental performance and continue to deliver value for our shareholders.”

[1]	Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items and remeasurements. Remeasurements are movements in the carrying value of financial instruments and of commodity contracts that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. Further details are provided in Note 3 on page 19. A reconciliation of Business performance (including US stranded cost recoveries of £190m, £114m after tax) to Statutory results is provided in the consolidated income statement on page 12.

National Grid
2007/08 Half Year Report
CHIEF EXECUTIVE’S REVIEW
National Grid has continued to deliver its strategy on all fronts. We have again delivered a very strong financial performance, growing operating profit — particularly in our Transmission and Gas Distribution businesses — growing earnings per share, and increasing the interim dividend.
During the period we completed the planned disposals of non-core businesses. In April, we announced that we had sold our UK Wireless business and we completed the sale of our US Wireless business in August. Also in August, we completed the sale of Basslink, our interconnector in Australia. Together these disposals have generated total proceeds of £3.1bn, almost double our invested capital.
On 24 August, we completed the acquisition of KeySpan, significantly growing our footprint in North America and positioning National Grid as the second largest energy delivery company in the US (by customer numbers). We are making good progress with the implementation of our global operating model and the integration of KeySpan. We believe that around 75% of our activities can be managed on either a global or lines of business basis, while only 25% need to be tailored to meet specific local requirements. To achieve this aim, we are developing and deploying standardised procedures and processes for customer service, asset management, and work delivery. In support of these ‘front-line’ activities, we have established UK and US Shared Services, Global IS and Global Finance organisations. We believe that this approach to running our business will yield significant savings in our regulated controllable cost base, which is around £2bn annually. This framework provides an excellent platform for improving customer service, reliability, safety and environmental performance, and is, over time, expected to create significant shareholder value.
As part of our continuing focus on electricity and gas operations we are currently assessing a potential sale of our National Grid UK Property business. In September, we issued an information memorandum to potential buyers, and expect to take a decision on a sale option later this year.
In October, we announced our intention to pursue the sale of Ravenswood, our generating station in New York City. Sale of the plant is a condition of the New York Public Service Commission (NYPSC) order approving the acquisition of KeySpan. Our timetable is well in advance of the three year period allowed by the NYPSC and we expect to announce an agreed sale by the end of the first quarter of 2008.
Investment
We have a strong investment pipeline for organic growth and plan to invest a total of around £16bn in our priority markets over the six years to March 2012. This is expected to be financed from internal cashflow and borrowings. Our plans are on track and since April 2006, we have invested £3.8bn.
In the UK electricity and gas markets, investment is being driven by changes in sources of gas supply, the development of the UK Government’s energy policy and the need for asset replacement. In Transmission, our UK investment for the five years to 2012 has been agreed with Ofgem and will be remunerated under the regulatory price control that came into effect on 1 April 2007. In Gas Distribution, we are currently discussing with Ofgem our UK investment requirements for the five years to 2013 as part of the regulatory price control beginning 1 April 2008, and we project capital investment of £3.6bn (including replacement expenditure of £2.4bn) over the five-year period. By March 2012 we project that the value of our total UK regulatory asset base will have grown by over 35% from its March 2007 level.
In the US electricity and gas markets, investment is being driven by demand growth, customer additions, reliability, and the need for asset replacement. On 22 October, as agreed with the NYPSC, we filed a detailed five-year capital investment plan for electricity transmission and distribution in upstate New York. This plan calls for a minimum investment of $1.47bn and the potential to invest up to around $2.4bn. We will be filing with the NYPSC shortly to recover a portion of this investment under our existing rate plan, and expect to recover the balance as part of our next rate plan from 1

National Grid
2007/08 Half Year Report
January 2012. These investments are largely targeted at enhancing customer service by improving the reliability of our electricity system. Our enlarged US gas networks offer a significant opportunity for growth through new gas connections — we aim to connect around 60,000 new customers to our networks each year — and together with asset replacement, we expect this will drive annual investment of around $600m on average. By March 2012, we project that the value of our US rate base will have grown by over 25% from its March 2007 level.
Regulation
National Grid operates under 20 main regulatory controls and we believe that this regulatory portfolio leads to greater stability in our operating profit. While rate plans are currently in place for the majority of our activities, in the UK, we are in discussion with Ofgem on the regulatory price control for our gas distribution networks for the five years to March 2013. In September, we received Ofgem’s updated proposals and although progress has been made in some areas since Ofgem published its initial proposals in May, we believe that Ofgem’s proposed operating cost allowances will only deliver ‘bare-minimum’ networks. Overall, we believe that National Grid is the most efficient UK gas network manager, offering the lowest cash cost per customer. We continue to work closely with Ofgem ahead of the publication of its final proposals, expected on 3 December 2007, to ensure that this business earns acceptable returns.
In the US, we are currently preparing three gas rate plan filings for our upstate New York gas network, our Rhode Island gas network, and our New Hampshire gas network (together representing around 20% of our US gas rate base). These networks are not currently earning their allowed returns and we expect to make filings with the relevant state regulators within the next six to nine months.
Financing
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital. Today, we are providing an interest cover metric that gives greater transparency on this commitment and we will report it annually at our full year results. This metric is based on adjusted funds from operations divided by adjusted interest expense: detailed definitions and worked examples will be available at www.nationalgrid.com. Taking into account the KeySpan acquisition, the sale of Wireless and Basslink, the return of £1.8bn to shareholders, and our future capital investment requirements, we expect to reduce interest cover and we aim to manage the long-term trend within a range of around 3.0 — 3.5 times.

National Grid
2007/08 Half Year Report
DIVIDEND AND SHARE BUY-BACK
The Board has approved an interim dividend of 11.7p per ordinary share ($1.2153 per American Depository share (ADS)), representing a 7% increase in the half-year dividend, in sterling. The interim dividend is to be paid on 23 January 2008 to shareholders on the register as at 30 November 2007.
Under our US rate plans, cash flows from stranded assets in our Electricity Distribution business are scheduled to end in 2011 and do not form part of our core on-going business. We are returning these cashflows to shareholders and therefore exclude them from our dividend policy. In May 2007, we extended this programme to return £1.8bn of proceeds from the sale of our Wireless businesses.
To date we have repurchased 140.8m shares at a cost of £1,042m (as at 30 September 2007 110.6m shares had been repurchased, at a cost of £805m). This completes the return of the US stranded asset post-tax cash flows for 2007/08. We are on track to return around a further £900m over the next six to twelve months, completing the return of £1.8bn following the sale of our Wireless businesses. The balance of stranded asset post-tax cash flows for 2008 to 2011 is estimated at around $1.4bn and will be returned via the buy-back programme in future years, as they arise. In future we intend to hold repurchased shares as treasury shares, up to a limit of 5% of issued share capital.
We maintain our aim to increase dividends per ordinary share expressed in sterling by 7% in each financial year through to 31 March 2008. We will be announcing our updated dividend policy later in the financial year, which will reflect the strong outlook for the earnings of the enlarged business.
OUTLOOK
National Grid’s outlook for the full year remains in line with our expectations.
In Transmission, we expect that the increase in UK regulated revenue will continue to be a major driver of performance; however, this benefit will be partially offset by timing of the collection of income resulting in a lower proportion of UK gas transmission allowed revenue falling in the second-half of this year, compared to the same period last year. We also expect US revenue to be higher at the full year, and together, these benefits will more than offset lower revenues from our French interconnector and LNG storage businesses, and continued higher depreciation charges.
Gas Distribution operating profit for the full year is expected to be driven by the increased UK allowed revenue following the one-year regulatory price control which came into effect on 1 April 2007, allowed revenue under recovered in 2006/07, and a full second half contribution from KeySpan’s gas businesses. Together, these items are expected to more than offset continued increases in workload related and pass-through costs.
In Electricity Distribution and Generation, we expect the timing of rate adjustments for pass through items to result in a negative variance compared to the prior year. This, together with continued increases in operating expenditure under our reliability enhancement plan, and the absence of a one-off pensions related benefit in 2006/07, is expected to more than offset a positive year-on-year variance arising from the absence of costs associated with major snow and ice storms in the Buffalo and Albany areas in 2006/07.
Our principal risks over the next six months remain as stated in our 2006/07 Annual Report and Accounts on pages 27, 84 and 85.

National Grid
2007/08 Half Year Report
BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis, at actual exchange rates. Business performance represents the results for continuing operations before exceptional items and mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting. Commentary provided in respect of results after exceptional items and certain mark-to-market remeasurements is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit, excluding US stranded cost recoveries, was £1,039m, up 19% on the prior year (up 22% on a constant currency basis2). This was primarily driven by strong results in our Transmission and Gas Distribution businesses.
Net finance costs were £282m, 11% higher than the prior period, mainly as a result of a higher effective interest rate on net debt for the period and increased average net debt levels compared to the prior period. Profit before tax, excluding US stranded cost recoveries, was up 21% to £757m. The tax charge on profit, excluding US stranded cost recoveries, was £227m, £41m higher than the prior period. The effective tax rate for the period, including US stranded cost recoveries, was 32%.
Earnings, excluding US stranded cost recoveries, were up 21% on the prior period at £528m. On the same basis, earnings per share increased 23% from 16.1p in the first half of last year to 19.8p, reflecting our strong operating performance and the benefit of our share buy-back programme.
US stranded cost recoveries added 4.3p to earnings per share, with an operating profit of £190m (£114m after tax). Including this contribution, earnings per share for the period were 24.1p.
Exceptional items and remeasurements for continuing operations increased earnings by £141m after tax. These comprised a £169m deferred tax credit arising from a reduction in the UK corporation tax rate, restructuring costs of £79m (£47m after tax), a gain on disposal of a subsidiary of £8m (£5m after tax), a commodity remeasurement gain of £23m (£13m after tax), and a net financial instrument remeasurement gain of £18m (£1m gain after tax). After these items and minority interests, statutory earnings for continuing operations attributable to shareholders were £783m. Statutory basic earnings per share from continuing operations increased 43% to 29.4p, up from 20.6p in the prior period. Profit from discontinued operations was £1,613m after exceptional items and remeasurements, leading to statutory basic earnings per share of 90.0p.
National Grid’s operating cash flows from continuing operations, before exceptional items and taxation, were £27m lower than the prior period at £1,322m.
Organic investment in our continuing businesses increased by 39% to £1.5bn, primarily due to increased capital expenditure on new electricity and gas transmission infrastructure in the UK.
Our net debt rose to £16.3bn at 30 September 2007 compared with £11.8bn at 31 March 2007, mainly reflecting the acquisition of KeySpan, the sale of our Wireless and Basslink businesses, the return of £805m through our share buy-back programme, and the increased level of capital investment.

[2]	‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2007, which was $2.02 to £1.00. The average rate for the six months ended 30 September 2006 was $1.86 to £1.00.

National Grid
2007/08 Half Year Report
REVIEW OF TRANSMISSION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2007	2006	% change

Revenue and other operating income	1,545	1,474	5
Operating costs	(765)	(794)	4
Depreciation and amortisation	(206)	(186)	(11)
Operating profit — actual exchange rate	574	494	16
Operating profit — constant currency	574	489	17

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2007	2006	% change

UK	501	427	17
US	73	62	18
Operating profit	574	489	17

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2007	2006	% change

UK	826	534	55
US	44	44	—
Capital investment	870	578	51

Transmission delivered a very strong performance in this period. Operating profit increased to £574m, up 16%. This was primarily driven by a step up in UK regulated revenue following the five-year transmission price controls which came into effect on 1 April. Pricing changes in April resulted in a higher than normal proportion of our UK gas transmission allowed revenue being collected in the first half, and together, these benefits resulted in a £108m increase in operating profit compared to the prior period. As expected, demand for French interconnector and LNG storage capacity returned closer to historical normal levels this period, resulting in a £36m decrease in revenues from those businesses. Depreciation charges were higher than in the prior period by £20m as a result of increasing capital investment. Other items increased operating profit by a net £33m compared to the prior period, with lower shrinkage gas costs more than offsetting higher ‘quasi-capex’3 and pass-through costs. Movement in exchange rates had a £5m period-on-period negative impact on operating profit.
Capital investment in Transmission increased by 51% on the prior period to £870m, mainly driven by new electricity and gas transmission load-related infrastructure in the UK. On 9 November, we completed commissioning of the 120km Milford Haven to Aberdulais gas transmission pipeline, making it available for commercial operation. The pipeline connects the two LNG terminals under construction at Milford Haven to the UK national gas transmission system and provides around 220GWh/day of capacity, which will rise to around 570GWh/day when the 196km second stage pipeline from Felindre in Wales to Tirley in Gloucestershire is completed. This second stage is on schedule for commercial operation in mid December 2007.
Looking ahead to the full year, we expect that the increase in UK regulated revenue will continue to be a major driver of performance; however, this benefit will be partially offset by timing of the collection of income resulting in a lower proportion of UK gas transmission allowed revenue falling in the second half of this year, compared to the same period last year. We also expect US revenue to be higher at the full year, and together, these benefits will more than offset lower revenues from our French interconnector and LNG storage businesses, and continued higher depreciation charges.

[3]	‘Quasi-capex’ is operating expenditure associated with the increased capital investment programme. ‘Quasi-capex’ is explicitly recognised by Ofgem in the new price control period and it is treated as investment for regulatory purposes and is added to the regulatory asset base.

National Grid
2007/08 Half Year Report
REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2007	2006	% change

Revenue and other operating income	849	608	40
Operating costs	(569)	(414)	(37)
Depreciation and amortisation	(114)	(94)	(21)
Operating profit — actual exchange rate	166	100	66
Operating profit — constant currency	166	98	69

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2007	2006	% change

UK	167	71	135
US	(1)	27	*
Operating profit	166	98	69

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2007	2006	% change

UK	251	218	15
US	48	18 1	67
Capital investment	299	236	27

     * Not meaningful.
Operating profit from Gas Distribution was up 66%, at £166m. Net formula income in the UK was up £121m. Of this, £75m related to changes in our pricing formula, which this year is less dependent on delivery volumes, and results in a greater proportion of our allowed revenue being collected in the first half. The remaining £46m mainly related to the 9% (average) price increase in October 2006. Revenue in our US gas business is linked to delivery volumes, and this results in a seasonal bias with lower revenue recovery in the first half of the year. This period, we have a full first half of operations in our Rhode Island gas business (following its acquisition in August 2006) and one month of operations from KeySpan’s gas businesses, which, with revenue weighted to the second half, resulted in a £17m negative impact on operating profit compared to the prior period. Other items, mainly increased pass-through costs and depreciation charges, resulted in a net negative impact of £36m on operating profit. Period-on-period movement in exchange rates reduced operating profit by £2m.
During the period our gas distribution alliance partnerships in the UK have replaced 992km of gas mains, resulting in total replacement expenditure (repex) of £177m. We have also continued to invest in network infrastructure projects in the UK and US, resulting in total capital expenditure (including repex) of £299m.
Operating profit for the full year is expected to be driven by the increased UK allowed revenue following the one-year regulatory price control which came into effect on 1 April 2007, allowed revenue under recovered in 2006/07, and a full second-half contribution from KeySpan’s gas businesses. Together, these items are expected to more than offset continued increases in workload related and pass-through costs.
In the UK, we are in the final stages of discussion with Ofgem on the regulatory price control for our gas distribution networks for the five years to March 2013. In September, we received Ofgem’s updated proposals, and while progress has been made in some areas since Ofgem published its initial proposals in May, we believe that Ofgem’s proposed operating cost allowances will only deliver ‘bare-minimum’ networks. We continue to work closely with Ofgem ahead of the publication of its final proposals, expected on 3 December 2007, to ensure that this business earns acceptable returns. In the US, we are currently preparing three gas rate plan filings for our upstate New York gas network, our Rhode Island gas network, and our New Hampshire gas network.

National Grid
2007/08 Half Year Report
REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2007	2006	% change

Revenue and other operating income	1,446	1,530	(5)
Operating costs	(1,182)	(1,243)	5
Depreciation and amortisation	(68)	(65)	(5)
Operating profit — actual exchange rate	196	222	(12)
Operating profit — constant currency	196	206	(5)

Stranded cost recoveries — constant currency	190	187	2

Operating profit by principal activities	Six months ended 30 September
(£m, at constant currency)	2007	2006	% change

Electricity distribution	189	206	(8)
Long Island T&D services	5	—	—
Long Island Generation	2	—	—
Operating profit	196	206	(5)

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2007	2006	% change

Electricity distribution	114	113	1
Long Island Generation	1	—	—
Capital investment	115	113	2

Operating profit from Electricity Distribution and Generation decreased by 12% during the period to £196m. Electricity distribution revenues, excluding pass-through commodity costs, increased by £11m compared to the prior year driven by indexing in our Massachusetts rate plan and increased demand, with weather normalised residential volumes up 0.2% on the prior period. Timing of rate adjustments for pass-through items led to a period-on-period benefit of £8m. Other items, including the absence of a one-off benefit in 2006/07, higher storm costs, a rise in bad debts, and increased reliability enhancement expense, more than offset a one-month contribution from KeySpan’s Generation and T&D services activities on Long Island, resulting in a net £29m decrease in operating profit. Movement in exchange rates had a £16m period-on-period negative impact on operating profit.
For the full year, we expect the timing of rate adjustments for pass through items to result in a negative variance compared to the prior year. This, together with continued increases in operating expenditure under our reliability enhancement plan, and the absence of a one-off benefit in 2006/07, is expected to more than offset a positive year-on-year variance arising from the non recurrence of costs associated with major snow and ice storms in the Buffalo and Albany areas in 2006/07. In accordance with our New York rate plan we make biannual filings to recover amounts recorded in the ‘deferral account’, and in August filed a forecast recoverable balance of around $270m as at 31 December 2009.
Our US stranded cost recoveries delivered £190m of operating profit. This was lower than the prior period, mainly reflecting the impact of the weaker dollar which had a £16m year-on-year negative impact. US stranded cost recoveries include certain contract settlements that have no net impact on cashflow. Post tax cashflow for the full year is expected to be around £150m — this has already been returned to shareholders as part of our share buy-back programme.
Capital expenditure was up slightly on the prior period at £115m. On 22 October, as agreed with the NYPSC, we filed a detailed five-year capital investment plan for electricity transmission and distribution in upstate New York. This plan calls for a minimum investment of $1.47bn and the potential to invest up to around $2.4bn. These investments are largely targeted at enhancing customer service by improving the reliability of our electricity system.

National Grid
2007/08 Half Year Report
REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2007	2006	% change

Revenue and other operating income	382	315	21
Operating costs	(201)	(176) (	14)
Depreciation and amortisation	(78)	(79)	1
Operating profit	103	60	72

Operating profit by principal activities	Six months ended 30 September
(£m, at actual exchange rate)	2007	2006	% change

Metering	60	54	11
Grain LNG	6	5	20
Property	62	32	94
Sub-total operating profit	128	91	41

Corporate and other activities	(25)	(31)	19
Operating profit	103	60	72

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2007	2006	% change

Metering	72	80	(10)
Grain LNG	97	45	116
Property	5	3	67
Other	12	—	—
Capital investment	186	128	45

Operating profit from our Non-regulated and other activities was 72% higher than the prior period at £103m, mainly reflecting higher than expected sales of land and property in the first half.
Metering operating profit was up 11% at £60m, mainly driven by growth in our competitive metering business. During the period, capital investment in this business decreased to £72m, with around 400,000 new meters installed, broadly in line with the prior period. In June 2005, Ofgem initiated an investigation under the Competition Act into certain aspects of our domestic gas metering business. In May 2006 and April 2007, Ofgem issued Statements of Objections detailing why it believed our conduct amounted to a breach under the Act. In October 2007, Ofgem issued a third document and their case against us has narrowed considerably — a decision from the Gas and Electricity Markets Authority is expected shortly. We remain confident that we have not infringed competition law.
Our Grain LNG business delivered an operating profit of £6m in the period. During the period capital investment in this business more than doubled to £97m, mainly reflecting construction of our Phase II capacity extension, which remains on track to be operational in late 2008. Phase III construction commenced in July, and will add a further LNG tank and a second unloading jetty, with completion planned in 2010. These investments are underpinned by long-term, take-or-pay contracts.
We are currently in discussions with the relevant regulatory bodies for consents for BritNed, a 50/50 joint venture with TenneT, the Dutch electricity transmission owner, to construct an electricity interconnector between the electricity transmission systems in the UK and the Netherlands. We expect to invest around £200m, with completion of the link planned in 2010.
Looking ahead, we will continue to focus on improving operational efficiency in these businesses, and capital investment in these niche areas within the UK and US electricity and gas markets will continue to be a key profit driver. In total, capital investment in our non-regulated activities is expected to reach around £1.9bn over the six years to March 2012.

National Grid
2007/08 Half Year Report
STATUTORY EARNINGS AND BUSINESS PERFORMANCE

(£m, at actual exchange rate)	Six months ended 30 September
	2007	2006	% change

Business performance earnings (exc. US stranded cost recoveries)	528	437	21
US stranded cost recoveries (after tax)	114	121	(6)
Business performance earnings (inc. US stranded cost recoveries)	642	558	15

Exceptional items (after tax)	127	(11)	*
Remeasurements (after tax)	14	14	*
Statutory earnings from continuing operations	783	561	40

Discontinued operations Profit before exceptional items & remeasurements (after tax)	21	33	*
Exceptional items & remeasurements (after tax)	1,592	—	*
Statutory earnings	2,396	594	*

* Not meaningful
Exceptional items in the period comprised a £169m deferred tax credit arising from a reduction in the UK corporation tax rate, partially offset by £71m (£42m after tax) of other items, mainly restructuring costs. In the prior period, exceptional items comprised restructuring costs of £16m (£11m after tax).
Remeasurements in the period comprised commodity remeasurement gains of £23m (£13m after tax) reflecting changes in the carrying value of certain commodity contract obligations, primarily index-linked swap contracts in the US, and a net financial instrument remeasurement gain of £18m (£1m after tax) reflecting movements in the carrying value of financial instruments, primarily derivatives, that arise from changes in mark-to-market values or in exchange rates and are reflected in the income statement to the extent that hedge accounting is not achieved or is not fully effective. In the prior period, remeasurements comprised commodity remeasurement gains of £36m (£22m after tax) and financial instrument remeasurement losses of £66m (£8m after tax).
After including exceptional items and remeasurements, statutory earnings from continuing operations in the period were £783m, compared with £561m for the same period last year, giving statutory earnings per share from continuing operations of 29.4p (2006: 20.6p).
Further details of exceptional items and remeasurements are given in Note 3 on page 19. A reconciliation of business performance (including US stranded cost recoveries of £190m, £114m after tax) to statutory results is provided in the consolidated income statement on page 12, and the impact of exceptional items and remeasurements on operating profit by business segment is provided in Note 2 on page 17.
Discontinued operations in the six months ended 30 September 2007 represented the results of our Ravenswood generating station (held for sale) and the results up to and profit on disposal of our Wireless infrastructure and Basslink businesses. After including these, statutory earnings for the period were £2,396m and earnings per share were 90.0p. Further details of discontinued operations are given in Note 6 on page 21.
BOARD CHANGES
During the period we announced three Board changes. Robert B. Catell joined the Board on 25 September, as Executive Director and Deputy Chairman. Robert was previously Chairman and Chief Executive Officer of KeySpan Corporation.
Tom King joined the Board on 13 August as an Executive Director. Tom is based in the US and has responsibility for the Electricity Distribution and Generation business.
Paul Joskow, one of our Non-executive Directors, stepped down from the Board on 31 July 2007.

National Grid
2007/08 Half Year Report
CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

Brunswick:	Paul Scott	+44 (0)20 7404 5959
An analyst presentation will be held at Deutsche Bank AG, 1 Great Winchester Street, London EC2N 2DB at 9:00am (UK time) today.
Live telephone coverage of the analyst presentation — password National Grid

Dial in number	+44 (0)20 7081 9429
US dial in number	+1 866 432 7186
Telephone replay of the analyst presentation (available until 30 November 2007)

Dial in number	+44 (0)20 8196 1998
US dial in number	+1 866 583 1039
Account number	527949
A live web cast of the presentation will also be available at www.nationalgrid.com
Photographs are available on www.newscast.co.uk
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com.
CAUTIONARY STATEMENT
This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, National Grid’s results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced or recently completed acquisitions with National Grid’s existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of National Grid’s non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of National Grid’s pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines owned or operated by National Grid. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in its most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

National Grid
2007/08 Half Year Financial Information

				Year ended
CONSOLIDATED INCOME STATEMENT				31 March
for the six months ended 30 September		2007	2006*	2007
	Notes	£m	£m	£m
Revenue	2a	4,260	3,982	8,695
Other operating income		52	27	83
Operating costs		(3,125)	(2,899)	(6,265)

Operating profit
- Before exceptional items and remeasurements	2b	1,229	1,078	2,454
- Exceptional items and remeasurements	3	(42)	32	59

Total operating profit	2c	1,187	1,110	2,513
Interest income and similar income	4	663	569	1,144
Interest expense and other finance costs
- Before exceptional items and remeasurements		(945)	(822)	(1,691)
- Exceptional items and remeasurements	3	12	(78)	(217)
	4	(933)	(900)	(1,908)

Share of post-tax results of joint ventures		—	2	2

Profit before taxation
- Before exceptional items and remeasurements		947	827	1,909
- Exceptional items and remeasurements	3	(30)	(46)	(158)
Total profit before taxation		917	781	1,751
Taxation
- Before exceptional items and remeasurements	5	(303)	(267)	(611)
- Exceptional items and remeasurements	3	171	49	170
Total taxation		(132)	(218)	(441)

Profit from continuing operations after taxation
- Before exceptional items and remeasurements		644	560	1,298
- Exceptional items and remeasurements	3	141	3	12
Profit for the period from continuing operations		785	563	1,310

Profit for the period from discontinued operations after taxation
- Before exceptional items and remeasurements	6	21	33	104
- Exceptional items and remeasurements	6	1,592	—	(18)
Profit for the period from discontinued operations		1,613	33	86

Profit for the period		2,398	596	1,396

Attributable to:
- Equity shareholders of the parent		2,396	594	1,394
- Minority interests		2	2	2

		2,398	596	1,396

Earnings per share from continuing operations
- Basic	7a	29.4p	20.6p	48.1p
- Diluted	7b	29.2p	20.5p	47.8p
Earnings per share
- Basic	7a	90.0p	21.8p	51.3p
- Diluted	7b	89.4p	21.7p	50.9p

Dividends per ordinary share: paid during the period	8	17.8p	15.9p	26.8p
Dividends per ordinary share: approved or proposed to be paid		11.7p	10.9p	28.7p

*	Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

National Grid
2007/08 Half Year Financial Information

				At 31 March
CONSOLIDATED BALANCE SHEET at 30 September		2007	2006	2007
	Notes	£m	£m	£m
Non-current assets
Goodwill		3,774	2,170	1,480
Other intangible assets		297	319	144
Property, plant and equipment		22,939	19,308	18,895
Investments in joint ventures		7	9	5
Deferred tax assets		—	56	—
Other receivables		486	51	36
Pension asset		617	—	37
Financial and other investments		249	137	132
Derivative financial assets		630	333	380

Total non-current assets		28,999	22,383	21,109

Current assets
Other intangible assets		2	24	2
Inventories		535	165	106
Trade and other receivables		1,600	1,186	1,236
Financial and other investments		1,849	806	2,098
Derivative financial assets		220	301	277
Cash and cash equivalents		355	2,320	1,593

Total current assets		4,561	4,802	5,312

Assets of businesses held for sale		1,017	—	1,968

Total assets		34,577	27,185	28,389

Current liabilities
Bank overdrafts		(16)	(11)	(6)
Borrowings		(2,802)	(1,479)	(1,025)
Derivative financial liabilities		(59)	(328)	(235)
Trade and other payables		(2,225)	(1,709)	(1,852)
Current tax liabilities		(166)	(303)	(75)
Provisions		(164)	(202)	(167)

Total current liabilities		(5,432)	(4,032)	(3,360)

Non-current liabilities
Borrowings		(16,242)	(13,415)	(14,686)
Derivative financial liabilities		(246)	(177)	(184)
Other non-current liabilities		(1,679)	(1,630)	(1,475)
Deferred tax liabilities		(3,086)	(2,042)	(2,389)
Pensions and other post-retirement benefit obligations		(1,537)	(2,076)	(1,282)
Provisions		(746)	(511)	(427)

Total non-current liabilities		(23,536)	(19,851)	(20,443)

Liabilities of businesses held for sale		(36)	—	(450)

Total liabilities		(29,004)	(23,883)	(24,253)

Net assets		5,573	3,302	4,136

Equity
Called up share capital		298	310	308
Share premium account		1,371	1,324	1,332
Retained earnings		9,156	6,753	7,635
Other reserves		(5,270)	(5,097)	(5,150)

Total parent company shareholders’ equity		5,555	3,290	4,125
Minority interests		18	12	11

Total equity	10	5,573	3,302	4,136

Net debt (net of related derivative financial instruments) included above	12	16,311	11,650	11,788

National Grid
2007/08 Half Year Financial Information

			Year ended
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE			31 March
for the six months ended 30 September	2007	2006	2007
	£m	£m	£m
Exchange adjustments	(73)	(130)	(179)
Actuarial gains/(losses)	561	(350)	365
Net (losses)/gains taken to equity in respect of cash flow hedges	(33)	3	47
Transferred to profit or loss on cash flow hedges	(4)	(10)	(45)
Net gains/(losses) taken to equity on available-for-sale investments	2	(3)	(3)
Transferred to profit or loss on sale of available-for-sale investments	—	(1)	(1)
Tax on items taken directly to or transferred from equity	(175)	118	(81)

Net income/(expense) recognised directly in equity	278	(373)	103
Profit for the period	2,398	596	1,396

Total recognised income and expense for the period	2,676	223	1,499

Attributable to:
- Equity shareholders of the parent	2,675	222	1,498
- Minority interests	1	1	1

	2,676	223	1,499

National Grid
2007/08 Half Year Financial Information

			Year ended
CONSOLIDATED CASH FLOW STATEMENT			31 March
for the six months ended 30 September	2007	2006*	2007
	£m	£m	£m
Cash flows from operating activities
Total operating profit	1,187	1,110	2,513
Adjustments for:
Exceptional items and remeasurements	42	(32)	(59)
Depreciation and amortisation	461	424	871
Share-based payment charge	9	7	15
Changes in working capital and provisions	(182)	(62)	(39)
Changes in pensions and other post-retirement benefit obligations	(195)	(98)	(125)
Cash flows relating to exceptional items	(66)	(36)	(86)

Cash flows generated from continuing operations	1,256	1,313	3,090
Cash flows relating to discontinued operations	11	69	181

Cash generated from operations	1,267	1,382	3,271
Tax paid — continuing operations	(136)	(198)	(310)
Tax paid — discontinued operations	—	—	(3)

Net cash inflow from operating activities	1,131	1,184	2,958

Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired) and other investments	(3,513)	(269)	(269)
Sale of investments in subsidiaries, joint ventures and other investments	18	—	19
Purchases of intangible assets	(20)	(5)	(33)
Purchases of property, plant and equipment	(1,369)	(1,156)	(2,185)
Disposals of property, plant and equipment	13	6	21
Net movements in financial investments	278	(432)	(1,725)

Cash flows used in continuing operations — investing activities	(4,593)	(1,856)	(4,172)
Cash flows relating to discontinued operations
- disposal proceeds	3,065	42	27
- other investing activities and acquisition of subsidiaries, net of cash acquired	(2)	(23)	(132)

Net cash flow used in investing activities	(1,530)	(1,837)	(4,277)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	13	8	16
Increase in borrowings and related derivatives	647	2,238	3,019
Net interest paid	(249)	(291)	(597)
Exceptional finance costs on the repayment of debt	—	—	(45)
Dividends paid to shareholders	(480)	(433)	(730)
Repurchase of share capital and purchase of treasury shares	(796)	—	(169)

Net cash flow (used in)/from financing activities	(865)	1,522	1,494

Net movement in cash and cash equivalents	(1,264)	869	175
Exchange movements	(7)	(9)	(14)
Amounts related to businesses held for sale	23	—	(23)
Net cash and cash equivalents at start of period (i)	1,587	1,449	1,449

Net cash and cash equivalents at end of period (i)	339	2,309	1,587

*	Comparatives have been adjusted to reclassify amounts relating to discontinued operations.
i)	Net of bank overdrafts.

National Grid
2007/08 Half Year Financial Information
NOTES TO THE 2007/08 HALF YEAR FINANCIAL INFORMATION
1. Basis of preparation
The half year financial information covers the six month period ended 30 September 2007 and has been prepared under International Financial Reporting Standards (“IFRS”) as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. It is unaudited but has been reviewed by the auditors and their report is attached to this document.
The half year financial information does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. It should be read in conjunction with the statutory accounts for the year ended 31 March 2007, which were prepared in accordance with IFRS as adopted by the European Union and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 237(2) or (3) of the Companies Act 1985.
Accounting policies
This half year financial information has been prepared on the basis of the accounting policies applicable for the year ending 31 March 2008. These accounting policies are consistent with those that applied in the preparation of our accounts for the year ended 31 March 2007, except as set out below:
a)	Following the acquisition of KeySpan, our activities now include electricity generation and our accounting policies have been expanded to cover these activities. The primary change is to include an accounting policy for revenue from electricity generation, which represents the sales value of energy and related services supplied to customers.

b)	Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) that have been adopted during the period, are as follows:
•	IFRIC 8 Scope of IFRS 2 ‘Share-Based Payment’

•	IFRIC 9 Reassessment of embedded derivatives

•	IFRIC 10 Interim financial reporting and impairments

•	IFRIC 11 Group and treasury share transactions
The adoption of these interpretations had no significant impact on the financial results or position of the Company and its subsidiary undertakings for the six months ended 30 September 2007 or for previous periods.
The following standards, amendments and interpretations have been issued by the International Accounting Standards Board or by the IFRIC, but have not yet been adopted. Subject to endorsement by the European Union, we expect to adopt them in future periods.
•	IFRS 8 Operating segments

•	Amendment to IAS 23 Borrowing costs

•	Amendments to IAS 1 Presentation of financial statements

•	IFRIC 12 Service concession arrangements

•	IFRIC 13 Customer loyalty programmes

•	IFRIC 14 Defined benefit assets and minimum funding requirements
Changes in comparative presentation as a consequence of discontinued operations
During the second half of the year ended 31 March 2007 our then wireless infrastructure operations in the UK and the US and the Basslink Interconnector in Australia met the necessary criteria to be classified as businesses held for sale and as discontinued operations. As a consequence, the comparative income statement for the six months ended 30 September 2006 has been amended to reflect the classification of these operations as discontinued.
Date of approval
This announcement was approved by the Board of Directors on 14 November 2007.

National Grid
2007/08 Half Year Financial Information
2. Segmental analysis
Segmental information is presented in accordance with the management responsibilities and economic characteristics, including consideration of risks and returns, of business activities. The Company assesses the performance of its businesses principally on the basis of operating profit before exceptional items and remeasurements. The primary reporting format is by business and the secondary reporting format is by geographical area. The following table describes the main activities for each business segment:

Transmission — UK	High voltage electricity transmission networks, the gas transmission network in the UK, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector
Transmission — US	High voltage electricity transmission networks in New York and New England
Gas Distribution — UK	Four of the eight regional networks of Great Britain’s gas distribution system
Gas Distribution — US	Gas distribution in New York and New England
Electricity Distribution and Generation — US	Electricity distribution in New York and New England and electricity generation in New York
US stranded cost recoveries	The recovery of stranded costs from US electricity distribution customers as permitted by regulatory agreements

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including UK-based gas metering activities; UK property management; a UK LNG import terminal; a British-Netherlands electricity interconnector under construction; other LNG operations; unregulated transmission pipelines; engineering and home services; together with corporate activities, including business development.
Discontinued operations comprise wireless infrastructure and communications operations in the UK and the US, an electricity interconnector in Australia, and merchant electricity generation operations in New York City. The wireless infrastructure operations in the UK were sold on 3 April 2007; the US wireless operations were sold on 15 August 2007; and the Basslink electricity interconnector in Australia was sold on 31 August 2007. Results of discontinued operations are disclosed in note 6.
Our segments are unchanged from those reported in the financial statements for the year ended 31 March 2007, except for our US Electricity Distribution segment, which as a consequence of the acquisition of KeySpan on 24 August 2007 has been expanded to incorporate the operations of KeySpan’s generation business and is now reported as ‘Electricity Distribution and Generation - US’.
The comparative segment results for the six month period ended 30 September 2006 have been amended to reflect changes to reportable segments that were made in the second half of the year ended 31 March 2007 resulting from a new organisational and management structure. The main changes were the elimination of the wireless infrastructure segment and the division of our former US electricity and gas distribution segment in two separate segments.
Sales between businesses are priced having regard to the regulatory and legal requirements to which the businesses are subject.
a)	Revenue

			Year ended
			31 March
Six months ended 30 September	2007	2006*	2007
	£m	£m	£m
Business segments — continuing operations
Transmission — UK	1,392	1,323	2,816
Transmission — US	153	151	270
Gas Distribution — UK	547	447	1,193
Gas Distribution — US	302	157	638
Electricity Distribution and Generation — US	1,446	1,530	3,004
US stranded cost recoveries	195	205	426
Other activities	330	292	567
Sales between businesses	(105)	(123)	(219)

Revenue	4,260	3,982	8,695

Total excluding US stranded cost recoveries	4,065	3,777	8,269
US stranded cost recoveries	195	205	426

	4,260	3,982	8,695

Geographical segments
UK	2,182	1,962	4,397
US	2,078	2,020	4,298

Revenue	4,260	3,982	8,695

*	Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

National Grid
2007/08 Half Year Financial Information
2.	Segmental analysis (continued)
b)	Operating profit — before exceptional items and remeasurements

			Year ended
			31 March
Six months ended 30 September	2007	2006*	2007
	£m	£m	£m
Business segments — continuing operations
Transmission — UK	501	427	946
Transmission — US	73	67	108
Gas Distribution — UK	167	71	409
Gas Distribution — US	(1)	29	71
Electricity Distribution and Generation — US	196	222	364
US stranded cost recoveries	190	202	423
Other activities	103	60	133

Operating profit before exceptional items and remeasurements	1,229	1,078	2,454

Total excluding US stranded cost recoveries	1,039	876	2,031
US stranded cost recoveries	190	202	423

	1,229	1,078	2,454

Geographical segments
UK	773	559	1,491
US	456	519	963

Operating profit before exceptional items and remeasurements	1,229	1,078	2,454

c)	Operating profit — after exceptional items and remeasurements

			Year ended
			31 March
Six months ended 30 September	2007	2006*	2007
	£m	£m	£m
Business segments — continuing operations
Transmission — UK	499	420	936
Transmission — US	67	67	107
Gas Distribution — UK	166	66	412
Gas Distribution — US	(20)	27	67
Electricity Distribution and Generation — US	155	221	355
US stranded cost recoveries	209	250	504
Other activities	111	59	132

Operating profit after exceptional items and remeasurements	1,187	1,110	2,513

Total excluding US stranded cost recoveries	978	860	2,009
US stranded cost recoveries	209	250	504

	1,187	1,110	2,513

Geographical segments
UK	779	546	1,482
US	408	564	1,031

Operating profit after exceptional items and remeasurements	1,187	1,110	2,513

*Comparatives have been adjusted to reclassify amounts relating to discontinued operations.

National Grid
2007/08 Half Year Financial Information
2.	Segmental analysis (continued)

d)	Seasonality
The gas distribution segment experiences seasonal fluctuations owing to weather conditions and peak delivery volumes occurring in the third and fourth quarters of the year. In the UK an adjustment to our pricing methodology has increased the capacity delivery component in our pricing and has decreased this seasonal bias. This resulted in an increase in revenue and operating profit in the Gas Distribution — UK segment for the six months ended 30 September 2007 compared with 2006.
3.	Exceptional items and remeasurements
Exceptional items and remeasurements are items of income and expenditure that, in the judgment of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, material changes in environmental or decommissioning provisions, integration of acquired businesses and gains or losses on disposals of businesses or investments. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m
Exceptional items — restructuring costs (i)	(79)	(16)	(22)
Exceptional items — gain on disposal of subsidiary (ii)	8	—	—
Remeasurements — commodity contracts (iii)	29	48	81
Total exceptional items and remeasurements included within operating profit	(42)	32	59
Exceptional items — debt restructuring costs (iv)	—	—	(45)
Remeasurements — commodity contracts (iii)	(6)	(12)	(19)
Remeasurements — net gains/(losses) on derivative financial instruments (v)	18	(66)	(153)
Total exceptional items and remeasurements included within finance costs	12	(78)	(217)

Total exceptional items and remeasurements before taxation	(30)	(46)	(158)

Exceptional item — deferred tax credit arising from reduction in UK tax rate (vi)	169	—	—
Tax on exceptional items — restructuring costs (i)	32	5	12
Tax on exceptional items — disposal of subsidiary (ii)	(3)	—	—
Tax on exceptional items — debt restructuring costs (iv)	—	—	14
Tax on remeasurements — commodity contract remeasurements (iii)	(10)	(14)	(25)
Tax on remeasurements — derivative financial instruments (v)	(17)	58	169

Exceptional tax item and tax on exceptional items and remeasurements	171	49	170

Total exceptional items and remeasurements after taxation	141	3	12

Total exceptional items after taxation	127	(11)	(41)
Total commodity contract remeasurements after taxation	13	22	37
Total derivative financial instrument remeasurements after taxation	1	(8)	16

Total exceptional items and remeasurements after taxation	141	3	12

i)	Restructuring costs relate to planned cost reduction programmes in our UK and US operations, including costs with respect to the integration of our existing operations in the US with those of KeySpan. For the six month period ended 30 September 2007, restructuring costs included pension related costs of £77m arising as a result of redundancies (six months ended 30 September 2006: £5m; year ended 31 March 2007: £10m)

ii)	The gain on disposal of subsidiary relates to the sale of Advantica.

iii)	Commodity contract remeasurements represent mark-to-market movements on certain commodity contract obligations, primarily indexed-linked swap contracts, in the US. Under the existing rate plans in the US, commodity costs are fully recovered from customers, although the pattern of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the change in the commodity contract liability and those impacting finance costs as a result of changing discount rates due to market fluctuations.

iv)	Debt restructuring costs incurred during the year ended 31 March 2007 represented debt redemption costs arising from a restructuring of our debt portfolio.

National Grid
2007/08 Half Year Financial Information
3.	Exceptional items and remeasurements (continued)
v)	Net gains/(losses) on derivative financial instruments comprise losses and gains arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in equity or offset by adjustments to the carrying value of debt. These remeasurements include a loss of £3m relating to pre-tax losses on investment related derivative financial instruments that offset on a post-tax basis (six months ended 30 September 2006: £76m; year ended 31 March 2007: £126m). The tax credit in the year ended 31 March 2007 includes a £56m adjustment in respect of prior years.

vi)	The exceptional tax credit in the period of £169m arose from a reduction in the UK corporation tax rate from 30% to 28% included in the Finance Act 2007. This resulted in a reduction in deferred tax liabilities.
4.	Finance income and costs

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m
Interest income on financial instruments	152	104	218
Investment return on pension assets (i)	511	465	926

Interest income and similar income	663	569	1,144

Interest expense on financial instruments	(510)	(406)	(871)
Exceptional items — debt restructuring costs	—	—	(45)
Interest on pension liabilities (i)	(473)	(435)	(869)
Unwinding of discounts on provisions	(12)	(11)	(21)
Less: interest capitalised	50	30	70

Interest expense	(945)	(822)	(1,736)
Net gains/(losses) on derivative financial instruments and commodity contracts	12	(78)	(172)

Interest expense and other finance costs	(933)	(900)	(1,908)

Net finance costs	(270)	(331)	(764)

Comprising:
Net finance costs excluding exceptional finance costs and remeasurements	(282)	(253)	(547)
Exceptional items and remeasurements (note 3)	12	(78)	(217)

	(270)	(331)	(764)

i) The difference between actual and expected investment return on pension assets and interest on pension liabilities is reported as an actuarial gain or loss within the statement of recognised income and expense.
5.	Taxation
The tax charge, excluding the exceptional tax item and tax on exceptional items and remeasurements, for the six months ended 30_September 2007, is based on an estimated effective rate for the year ending 31 March 2008 of 32.0% (six months ended 30 September 2006: 32.3%).

National Grid
2007/08 Half Year Financial Information
6. Discontinued operations
Discontinued operations comprise our former wireless infrastructure operations in the UK and US, and the Basslink electricity interconnector in Australia, that were classified as businesses held for sale during the year ended 31 March 2007, together with the merchant electricity generation business in New York City and the communications operations that were acquired with KeySpan on 24 August 2007.
The wireless infrastructure businesses in the UK and US were sold on 3 April 2007 and 15 August 2007 respectively, while the Basslink electricity interconnector business was sold on 31 August 2007. We anticipate completing the disposals of the merchant electricity generation business and the KeySpan communications operations within a year from the date of the acquisition.
Results of discontinued operations

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m

Revenue	84	182	383
Operating costs	(58)	(135)	(321)

- Operating profit before exceptional items	26	47	117
- Exceptional items (i)	—	—	(55)
Total operating profit from discontinued operations	26	47	62
Net finance costs before remeasurement finance income	—	(2)	(2)
Remeasurement finance income (ii)	8	—	37

Profit before tax from discontinued operations	34	45	97
Taxation	(5)	(12)	(11)

Profit after tax from discontinued operations	29	33	86

Gain on disposal of Basslink	80	—	-
Gains on disposals of UK and US wireless infrastructure operations	1,507	—	-

Gain on disposal of discontinued operations before tax	1,587	—	-
Taxation	(3)	—	-

Gain on disposal of discontinued operations	1,584	—	-

Total profit for the year from discontinued operations
- Before exceptional items and remeasurements	21	33	104
- Exceptional items and remeasurements	1,592	—	(18)
	1,613	33	86

i)	The operating exceptional item for the year ended 31 March 2007 related to an impairment of goodwill relating to US wireless infrastructure operations.

ii)	Remeasurement finance income for the six months ended 30 September 2007 comprised £8m of mark-to-market gains on financial instruments (31 March 2007: £13m) and for the year ended 31 March 2007 an additional £24m relating to the recognition of gains on the termination of a hedging arrangement.

National Grid
2007/08 Half Year Financial Information
7. Earnings per share
a) Basic earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2007	2007	2006	2006	2007	2007
		Earnings per		Earnings per		Earnings
	Earnings	share	Earnings	share	Earnings	per share
	£m	pence	£m	pence	£m	pence

Adjusted — continuing operations	642	24.1	558	20.5	1,296	47.7
Exceptional items after taxation	127	4.8	(11)	(0.4)	(41)	(1.5)
Commodity contract remeasurements after taxation	13	0.5	22	0.8	37	1.3
Derivative remeasurements after taxation	1	—	(8)	(0.3)	16	0.6

Continuing operations	783	29.4	561	20.6	1,308	48.1

Adjusted — discontinued operations	21	0.8	33	1.2	104	3.8
Gains on disposal of operations after taxation	1,584	59.5	—	—	—	—
Other exceptional items after taxation	8	0.3	—	—	(18)	(0.6)

Discontinued operations	1,613	60.6	33	1.2	86	3.2

Basic	2,396	90.0	594	21.8	1,394	51.3

		millions		millions		millions

Weighted average number of shares — basic		2,663		2,721		2,719

b) Diluted earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2007	2007	2006	2006	2007	2007
		Earnings per		Earnings per		Earnings
	Earnings	share	Earnings	share	Earnings	per share
	£m	pence	£m	pence	£m	pence

Adjusted diluted — continuing operations	642	24.0	558	20.4	1,296	47.4
Exceptional items after taxation	127	4.7	(11)	(0.4)	(41)	(1.5)
Commodity contract remeasurements after taxation	13	0.5	22	0.8	37	1.3
Derivative remeasurements after taxation	1	—	(8)	(0.3)	16	0.6

Diluted — continuing operations	783	29.2	561	20.5	1,308	47.8

Adjusted diluted — discontinued operations	21	0.8	33	1.2	104	3.8
Gains on disposal of operations after taxation	1,584	59.1	—	—	—	—
Other exceptional items after taxation	8	0.3	—	—	(18)	(0.7)

Diluted — discontinued operations	1,613	60.2	33	1.2	86	3.1

Diluted	2,396	89.4	594	21.7	1,394	50.9

		millions		millions		millions

Weighted average number of shares — diluted		2,679		2,735		2,737

National Grid
2007/08 Half Year Financial Information
8. Dividends
The following table shows the dividends paid to equity shareholders:

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2007	2007	2006	2006	2007	2007
	pence		pence		pence
	per ordinary		per ordinary		per ordinary
	share	£m	share	£m	share	£m

Ordinary dividends
Final dividend for the year ended 31 March 2006	—	—	15.9	433	15.9	433
Interim dividend for the year ended 31 March 2007	—	—	—	—	10.9	297
Final dividend for the year ended 31 March 2007	17.8	480	—	—	—	—

	17.8	480	15.9	433	26.8	730

The Directors have approved an interim dividend of 11.7p per share that will absorb £299m of shareholders’ equity to be paid in respect of the period ended 30 September 2007.
9. Acquisitions
On 24 August 2007, the acquisition of KeySpan Corporation (‘KeySpan’) was completed, with 100% of the shares acquired for total consideration of £3.8bn, including acquisition costs of £31m. The provisional amount of goodwill that arose on the acquisition was £2.4bn, however this is subject to change as the exercise of establishing fair values of the assets and liabilities acquired is not final at this stage. Provisional goodwill principally relates to the market and regulatory position and retail customer relationships of the acquired operations, the opportunity to make future capital investment, expected synergies and opportunities for further cost improvements in the future, to the assembled workforce and to the potential for future growth.
The majority of the acquired operations relate to gas distribution and electricity distribution and generation activities and so are presented within the ‘Gas Distribution — US’ and ‘Electricity Distribution and Generation — US’ segments. Certain acquired activities, principally the Ravenswood merchant electricity generation business in New York City and KeySpan’s communications operations are disclosed as discontinued operations in the income statement as we plan and expect to dispose of these activities within one year of the acquisition date.

	IFRS
	book value at	Provisional
	acquisition	fair value
	£m	£m
Intangible assets	44	159
Property, plant and equipment	3,166	3,160
Inventories	353	353
Trade and other receivables	998	998
Financial and other investments	34	34
Cash and cash equivalents	260	260
Financial and other investments	129	129
Assets of businesses held for sale	440	1,031
Borrowings — current	(317)	(317)
Trade and other payables	(745)	(745)
Borrowings — non-current	(2,057)	(2,138)
Other non-current liabilities	(165)	(165)
Deferred tax liabilities	(309)	(554)
Pensions and other post-retirement benefit obligations	(438)	(440)
Provisions	(340)	(340)
Liabilities of businesses held for sale	(37)	(37)
Minority interest	(8)	(8)

Net assets acquired	1,008	1,380
Goodwill arising on acquisition		2,388

Total consideration		3,768

National Grid
2007/08 Half Year Financial Information
9. Acquisitions (continued)
As the acquisition occurred close to the end of the half year period the fair values and goodwill presented are provisional. Specifically the fair value assessment of intangible assets; property, plant and equipment; trade and other receivables; financial and other investments; deferred tax liabilities; current liabilities; borrowings; pension obligations; and provisions and contingent liabilities is ongoing and subject to adjustment. In addition, the carrying value of businesses held for sale is based on the anticipated outcome of the sales process and will be updated on completion. An update on the fair values assigned to assets and liabilities acquired and the consequential impact on the amount of goodwill recorded will be reflected in the financial statements for the year ending 31 March 2008.
The KeySpan acquired activities contributed revenue of £162m to our continuing operations; incurred a loss from continuing operations after taxation of £31m; and reported an adjusted loss (before exceptional items and remeasurements) from continuing operations after taxation of £14m for the period from 24 August to 30 September 2007. The reported loss for the period was principally due to the seasonality of the gas distribution business. Exceptionals and remeasurements included pre-tax costs of £39m relating to voluntary early retirement and other integration costs.
Pro forma half-year information
The following summary presents the consolidated results as if KeySpan had been acquired on 1 April 2007. The pro forma amounts include the results of KeySpan for the period 1 April to 30 September 2007 as adjusted for the estimated effect of accounting policies adopted by National Grid and the impact of provisional fair value accounting adjustments (e.g. amortisation of intangible assets) together with the recognition of the impact on pro forma net interest expense as a result of the acquisition. All of the pre-tax pro forma adjustments have been taxed (where appropriate) at the rate of tax pertaining to the jurisdiction in which the pro forma adjustment arose. The pro forma information is provided for comparative purposes only and does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the combined companies.

2007
£m
Revenue	5,399

Profit for the period	2,347

10. Reconciliation of movements in total equity

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m

Opening total equity	4,136	3,493	3,493
Changes in total equity for the period
Net income recognised directly in equity	278	(373)	103
Profit for the period	2,398	596	1,396
Equity dividends	(480)	(433)	(730)
Issue of ordinary share capital	13	8	16
B shares converted to ordinary shares	27	—	—
Repurchase of share capital and purchase of treasury shares (i)	(808)	—	(169)
Other movements in minority interests	6	(1)	(1)
Share-based payment	9	7	15
Tax on share-based payment	(6)	5	13

Closing total equity	5,573	3,302	4,136

(i)	From 18 May to 28 September 2007, the Company repurchased under its share buy-back programme 110.6 million ordinary shares for aggregate consideration of £808m including transaction costs. The shares repurchased have a nominal value of 11 17/43 pence each and represented 4% of the ordinary shares in issue as at 30 September 2007.
Included within total equity is a deduction of £102m for treasury shares (31 March 2007 and 30 September 2006: £nil).

National Grid
2007/08 Half Year Financial Information
11. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m

Movement in cash and cash equivalents	(1,264)	869	175
(Decrease)/increase in financial investments	(278)	432	1,725
Increase in borrowings and related derivatives (i)	(647)	(2,238)	(3,019)
Net interest paid	249	291	597

Change in net debt resulting from cash flows	(1,940)	(646)	(522)
Changes in fair value of financial assets and liabilities and exchange movements	209	194	331
Net interest charge	(358)	(304)	(655)
Acquisition of subsidiary undertaking	(2,421)	—	(48)
Amounts related to businesses held for sale	17	—	(42)
Other non-cash movements	(30)	(44)	(2)

Movement in net debt (net of related derivative financial instruments) in the period	(4,523)	(800)	(938)
Net debt at start of period	(11,788)	(10,850)	(10,850)

Net debt (net of related derivative financial instruments) at end of period	(16,311)	(11,650)	(11,788)

i)	The increase in borrowings and related derivatives for the six months ended 30 September 2007 comprises proceeds from loans received of £0.7bn less payments to repay loans of £0.1bn.
12. Net debt

			31 March
At 30 September	2007	2006	2007
	£m	£m	£m

Cash and cash equivalents	355	2,320	1,593
Bank overdrafts	(16)	(11)	(6)

Net cash and cash equivalents	339	2,309	1,587
Financial investments	1,849	806	2,098
Borrowings	(19,044)	(14,894)	(15,711)

	(16,856)	(11,779)	(12,026)
Net debt related derivative financial assets	850	634	657
Net debt related derivative financial liabilities	(305)	(505)	(419)

Net debt (net of related derivative financial instruments)	(16,311)	(11,650)	(11,788)

National Grid
2007/08 Half Year Financial Information
13. Commitments and contingencies

			31 March
At 30 September	2007	2006	2007
	£m	£m	£m
Future capital expenditure contracted for but not provided	1,160	1,343	1,554
Commitments under non-cancellable operating leases	758	800	800
Obligations to purchase energy under long-term contracts (i)	4,986	4,768	3,731
Guarantees (ii)	583	188	229
Other commitments and contingencies (iii)	333	205	308

i)	In addition, power commitments under commodity contracts recorded at fair value and incorporated in trade and other payables and other non-current liabilities were £94m (31 March 2007: £389m).

ii)	Details of the guarantees entered into by the Company or its subsidiary undertakings at 30 September 2007 are shown below:
a)	a letter of support of obligations under a shareholders’ agreement relating to the interconnector project between Britain and the Netherlands amounting to approximately £199m. This expires in 2010;

b)	guarantees of certain obligations in respect of the UK Grain LNG Import Terminal amounting to £107m. These run for varying lengths of time, expiring between 2019 and 2028;

c)	a guarantee amounting to approximately £92m of half of the obligations of the interconnector project between Britain and the Netherlands. This expires in 2010;

d)	a guarantee of £50m in respect of liabilities under a meter operating contract that runs until May 2008;

e)	an uncapped guarantee, for which the maximum liability is estimated at £40m, to The Crown Estates in support of the transfer of the interconnector between France and England to National Grid Interconnectors Limited as part of the Licence to Assign Lease. This is ongoing;

f)	letters of credit in support of gas balancing obligations amounting to £25m, lasting for less than one year;

g)	guarantees of £20m relating to certain property obligations. The bulk of these expire by December 2025;

h)	indemnities estimated to be up to a maximum of £14m given to the trustees of a defined contribution pension scheme. These are open ended;

i)	guarantees in respect of a former associate amounting to £14m, the bulk of which relates to its obligations to supply telecommunications services. These are open-ended; and

j)	other guarantees amounting to £22m arising in the normal course of business and entered into on normal commercial terms. These guarantees run for varying lengths of time.
iii)	Includes commitments largely relating to gas purchasing of £285m (31 March 2007: £180m).
The Company has entered into an agreement with a stockbroker to repurchase the Company’s shares, which is cancellable at any time other than during a close period. The Company entered a close period on 1 October 2007, at which point authority existed for the repurchase of shares up to a maximum value of £0.85bn. The close period ends following the half year results announcement on 15 November 2007. During the period between 1 October and 15 November 2007 share repurchases amounted to £0.2bn.
14. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to sterling exchange rates used were:

			31 March
30 September	2007	2006	2007
Closing rate applied at period end	2.05	1.88	1.97
Average rate applied for the period	2.02	1.86	1.91

National Grid
2007/08 Half Year Financial Information
15. Related party transactions
There were no significant changes in the nature and size of related party transactions for the period to those disclosed in the financial statements for the year ended 31 March 2007.
16. Differences between IFRS and US generally accepted accounting principles (“US GAAP”)
Summarised financial statements on a US GAAP basis and an explanation of the differences between IFRS and US GAAP as applied in preparing the consolidated accounts are set out in the Annual Report and Accounts. Details of the principal differences between IFRS and US GAAP are shown below.
a)	Reconciliation of profit from IFRS to US GAAP
The following is a summary of the material adjustments to net income that would have been required if US GAAP had been applied instead of IFRS:

			Year ended
			31 March
Six months ended 30 September	2007	2006	2007
	£m	£m	£m
Profit for the period attributable to equity shareholders under IFRS	2,396	594	1,394

Adjustments to conform with US GAAP
Purchase accounting	(60)	(57)	(124)
US regulatory accounting	(241)	(266)	(474)
Pensions and other post-retirement benefits	(33)	(39)	(94)
Financial instruments	71	124	160
Severance costs and onerous lease costs	62	3	2
Revenue recognition	34	14	5
Discounting of provisions	8	(8)	3
Sale and leaseback	(12)	—	(19)
Current tax	—	—	15
Deferred taxation	124	138	295
Other	(16)	(1)	(17)

	(63)	(92)	(248)

Net income under US GAAP	2,333	502	1,146

Basic earnings per share — US GAAP	87.6p	18.5p	42.2p
Diluted earnings per share — US GAAP	87.1p	18.4p	41.9p

National Grid
2007/08 Half Year Financial Information
16. Differences between IFRS and US generally accepted accounting principles (“US GAAP”) (continued)
b)	Reconciliation of shareholders’ equity from IFRS to US GAAP
The following is a summary of the material adjustments to shareholders’ equity that would have been required if US GAAP had been applied instead of IFRS:

			31 March
At 30 September	2007	2006	2007
	£m	£m	£m
Total shareholders’ equity under IFRS	5,555	3,290	4,125

Adjustments to conform with US GAAP
Purchase accounting — property, plant and equipment	1,978	2,105	2,038
Purchase accounting — goodwill	2,330	2,652	2,648
US regulatory accounting	2,502	2,291	2,209
Pensions and other post-retirement benefits	11	1,103	—
Financial instruments	(5)	94	10
Revenue recognition	(3)	(28)	(37)
Intangible assets	—	28	26
Provisions	(228)	(158)	(142)
Non-reversal of impairments	(22)	(37)	(23)
Sale and leaseback	(31)	—	(19)
Severance provisions	64	4	4
Current tax and interest on tax provisions	(53)	—	—
Deferred taxation	(1,520)	(1,955)	(1,477)
Other	(30)	(11)	(32)

	4,993	6,088	5,205

Shareholders’ equity under US GAAP	10,548	9,378	9,330

c)	Accounting policies under US GAAP and new US accounting standards and interpretations
The accounting policies under US GAAP applied are those applicable for the year ending 31 March 2008. They are consistent with those that were applied in the preparation of the US GAAP financial information for the year ended 31 March 2007, as amended to reflect any new standards or interpretations applicable in the period. With the exception of Financial Interpretation Number 48 (‘FIN 48’) on tax provisioning, there was no impact on the reported US GAAP financial information. The adoption of FIN 48 on 1 April 2007 resulted in a reduction to shareholders’ equity of £21m.
Further information on new US accounting standards and interpretations applicable to this financial year will be included in the financial statements for the year ending 31 March 2008.

National Grid
2007/08 Half Year Financial Information
Statement of Directors’ Responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority. The Disclosure and Transparency Rules require that the accounting policies and presentation applied to the half-yearly figures must be consistent with those applied in the latest published annual accounts except where the accounting policies and presentation are to be changed in the subsequent annual financial statements, in which case the new accounting policies and presentation should be followed, and the changes and the reasons for the changes should be disclosed in the half-yearly financial report, or the United Kingdom Financial Services Authority otherwise agrees.
The Directors confirm that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The Directors of National Grid plc are listed in the National Grid plc Annual Report for the year ended 31 March 2007, with the exception of the following changes that took place during the six months ended 30 September 2007:
Paul Joskow — retired from the Board on 31 July 2007 Tom King — appointed to the Board on 13 August 2007 Robert Catell — appointed to the Board on 25 September 2007
By order of the Board

Steve Holliday	Steve Lucas
14 November 2007	14 November 2007

Chief Executive Officer	Chief Financial Officer

National Grid
2007/08 Half Year Financial Information
Independent review report to National Grid plc
Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007, which comprises the consolidated income statement, balance sheet, statement of recognised income and expense, cash flow statement and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
14 November 2007